                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                       PHOENIX INFORMATION SYSTEMS CORP.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   719077109
                                 (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                399 Park Avenue
                           New York, New York  10022
                                 (212) 872-1000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 12, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 76 Pages
                               Exhibit Index: 17

                                  SCHEDULE 13D
CUSIP NO. 719077109                                           PAGE 2 OF 76 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 S-C Phoenix Partners

2        Check the Appropriate Box If a Member of a Group*
                                             a.  /x/
                                             b.  / /

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 New York

                          7       Sole Voting Power
  Number of                            21,844,999
   Shares
Beneficially              8       Shared Voting Power
  Owned By                             0
    Each
  Reporting               9       Sole Dispositive Power
   Person                              21,844,999
    With
                          10      Shared Dispositive Power
                                       0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                 21,844,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                         / /

13       Percent of Class Represented By Amount in Row (11)

                 42.27%

14       Type of Reporting Person*

                 PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                           PAGE 3 OF 76 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Quantum Industrial Partners LDC

2        Check the Appropriate Box If a Member of a Group*
                                             a.  /x/
                                             b.  / /

3        SEC Use Only

4        Source of Funds*

                 WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Cayman Islands

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 21,844,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           21,844,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           21,844,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                           / /

13       Percent of Class Represented By Amount in Row (11)

                                           42.27%

14       Type of Reporting Person*

                 CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                           PAGE 4 OF 76 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 S-C Phoenix Holdings, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                             a.  /x/
                                             b.  / /

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 21,844,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           21,844,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           21,844,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                           / /

13       Percent of Class Represented By Amount in Row (11)

                                           42.27%

14       Type of Reporting Person*

                 OO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                           PAGE 5 OF 76 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH Management Investor, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                             a.  /x/
                                             b.  / /

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 21,844,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           21,844,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           21,844,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                           / /

13       Percent of Class Represented By Amount in Row (11)

                                           42.27%

14       Type of Reporting Person*

                 PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                           PAGE 6 OF 76 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QIH Management, Inc.

2        Check the Appropriate Box If a Member of a Group*
                                             a.  /x/
                                             b.  / /

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 21,844,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           21,844,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           21,844,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                           / /

13       Percent of Class Represented By Amount in Row (11)

                                           42.27%

14       Type of Reporting Person*

                 CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                           PAGE 7 OF 76 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 George Soros

2        Check the Appropriate Box If a Member of a Group*
                                             a.  /x/
                                             b.  / /

3        SEC Use Only

4        Source of Funds*

                 PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 21,844,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           21,844,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           21,844,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                           / /

13       Percent of Class Represented By Amount in Row (11)

                                           42.27%

14       Type of Reporting Person*

                 IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                           PAGE 8 OF 76 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Winston Partners, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                             a.  /x/
                                             b.  / /

3        SEC Use Only

4        Source of Funds*

                 WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 21,844,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           21,844,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           21,844,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                           / /

13       Percent of Class Represented By Amount in Row (11)

                                           42.27%

14       Type of Reporting Person*

                 PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                           PAGE 9 OF 76 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Chatterjee Fund Management, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                             a.  /x/
                                             b.  / /

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 Delaware

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 21,844,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           21,844,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           21,844,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                           / /

13       Percent of Class Represented By Amount in Row (11)

                                           42.27%

14       Type of Reporting Person*

                 IA; PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP NO. 719077109                                         PAGE 10 OF 76 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 Purnendu Chatterjee

2        Check the Appropriate Box If a Member of a Group*
                                             a.  /x/
                                             b.  / /

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States

                          7       Sole Voting Power
  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 21,844,999
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           21,844,999

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           21,844,999

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                           / /

13       Percent of Class Represented By Amount in Row (11)

                                           42.27%

14       Type of Reporting Person*

                 IA; IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 11 of 76 Pages


                 This Amendment No. 7 to Schedule 13D relates to the shares of Common Stock, $.01 par value (the "Shares"), of Phoenix Information Systems Corp. (the "Issuer") and amends the initial statement on Schedule 13D dated December 16, 1994 and all prior amendments thereto (collectively, the "Initial Statement"). This Amendment No. 7 is being filed to report the acquisition of 300,000 additional Shares as a result of the decrease in the conversion price of the $1,200,000 Tranche D Note (as previously described in Amendment No. 4), the acquisition of warrants to purchase 140,000 shares pursuant to the August Letter Agreement as a result of the occurrence of a condition precedent thereto, the receipt of a warrant to purchase an additional 345,000 Shares as a result of the acquisition of another Tranche D Note in the amount of $1,150,000 (the "$1,150,000 Tranche D Note"), and the purchase and conversion of the $1,150,000 Tranche D Note into 1,150,000 Shares. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Initial Statement. The information set forth in the Initial Statement is amended as set forth herein.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 On August 3, 1995, Phoenix Partners and the Issuer entered into a letter agreement (the "August Letter Agreement"), a copy of which is attached as Exhibit O to Amendment No. 3 to the Initial Statement, which modified the Note Purchase Agreement and pursuant to which Phoenix Partners purchased from the Issuer the remaining $200,000 Tranche C Note and a $150,000 Tranche D Note out of the working capital or personal funds of its partners. As of February 12, 1996, pursuant to the terms of the August Letter Agreement and a subsequent agreement executed as of the date thereof (the "Additional Warrant Agreement"), a copy of which is attached as Exhibit AA hereto, as well as a letter agreement executed concurrently with the Additional Warrant Agreement (the "Additional Warrant Letter Agreement") a copy of which is attached as Exhibit AB hereto, for no additional consideration, Phoenix Partners received the 140,000 Additional Warrants (as described in the August Letter Agreement).

                 On September 15, 1995, Phoenix Partners and the Issuer entered into a letter agreement (the "September Letter Agreement"), a copy of which is attached as Exhibit S to Amendment No. 4 to the Initial Statement and the terms of which are more fully described in Item 4 thereto, which modified the Note Purchase Agreement and certain other agreements related thereto. Pursuant to the September Letter Agreement, Phoenix Partners, among other things, purchased from the Issuer a Tranche D Note in the principal amount of $1,200,000, using the working capital or personal funds of its partners. Concurrently therewith, Phoenix Partners converted the $1,200,000 Tranche D Note into 1,200,000 Shares at a $1.00 per Share conversion price. Subsequently, as of February 12, 1996, the conversion price of the $1,200,000 Tranche D Note decreased to $0.80 per Share; therefore, for no additional consideration, Phoenix Partners received 300,000 additional Shares pursuant to the terms of the September Letter Agreement.

                 On February 12, 1996, Phoenix Partners and the Issuer entered into an agreement (the "February Warrant Agreement"), a copy of which is attached as Exhibit AC hereto and the terms of which are more fully described in Item 4 hereof, which modified the Note Purchase Agreement and certain other agreements related thereto. Pursuant to the February Warrant Agreement, Phoenix Partners, among other things, purchased from the Issuer the $1,150,000 Tranche D Note, using the working capital or personal funds of its partners. Concurrently therewith, Phoenix Partners converted the $1,150,000 Tranche D Note for 1,150,000 Shares at a $1.00 per Share conversion price. In addition, pursuant to the February Warrant Agreement, on February 12, 1996, Phoenix Partners and the Issuer entered into a letter agreement (the "February Letter Agreement"), a copy of which is attached as Exhibit AD hereto and the terms of which are more fully described in Item 4 hereof, whereby Phoenix Partners received

                                                             Page 12 of 76 Pages


a warrant to purchase an additional 345,000 Shares, for no additional consideration, in exchange for the acquisition of the $1,150,000 Tranche D Note.

ITEM 4.          PURPOSE OF TRANSACTION.

                 Phoenix Partners entered into the August Letter Agreement and the September Letter Agreement for investment purposes and pursuant to the terms of the Note Purchase Agreement. The August Letter Agreement provided that if the System had not been installed in China in connection with an airline of comparable size to Hainan Airlines and/or the System was not operational within 90 days of August 3, 1995, the Issuer would issue to Phoenix Partners Additional Warrants to purchase 140,000 Shares at an exercise price of
(i) 0.85 multiplied by (ii) the lowest average weekly closing price of the Shares during the ninety day period commencing on August 3, 1995. This provision in the August Letter Agreement was subsequently modified in the September Letter Agreement whereby the Additional Warrants would only be issued if the System had not been installed in China in connection with an airline of comparable size to Hainan Airlines and/or the System was not operational on or before January 15, 1996. On February 12, 1996, Phoenix Partners and the Issuer agreed that this condition had not been met in full by January 15, 1996; therefore, pursuant to the terms of the Additional Warrant Agreement and the Additional Warrant Letter Agreement, Phoenix Partners received the 140,000 Additional Warrants exercisable at a price of $3.23 per Share.

                 As of September 15, 1995, Phoenix Partners and the Issuer entered into the September Letter Agreement. Pursuant to the September Letter Agreement, Phoenix Partners purchased a Tranche D Note in the principal amount of $1,200,000 and converted such $1,200,000 Tranche D Note into 1,200,000 Shares. A copy of the form of the $1,200,000 Tranche D Note is attached as Exhibit T to Amendment No. 4 to the Initial Statement. The $1,200,000 Tranche D Note was converted into 1,200,000 Shares at a conversion price of $1.00 per Share. However, the Issuer agreed that should it fail to meet certain operational targets by January 15, 1996, the conversion price would be adjusted so that the conversion will have been deemed to have occurred at a lower price, with an absolute minimum conversion price of $0.60 per Share. Upon any deemed change in the conversion price in the $1,200,000 Tranche D Note purchased and converted on September 15, 1995, the Issuer would issue to Phoenix Partners certificates representing such additional Shares. As of January 15, 1996, the parties had not agreed as to whether the operational targets were met in full. On February 12, 1996, the parties agreed operational targets were not met in full by January 15, 1996; therefore, Phoenix Partners and the Issuer entered into the Additional Warrant Letter Agreement pursuant to which the conversion price of the $1,200,000 Tranche D Note decreased to $0.80 and thus, as of February 12, 1996, Phoenix Partners received an additional 300,000 Shares.

                 As of February 12, 1996, Phoenix Partners and the Issuer entered into the February Warrant Agreement. Pursuant to the February Warrant Agreement, Phoenix Partners purchased the $1,150,000 Tranche D Note and converted the $1,150,000 Tranche D Note into 1,150,000 Shares. A copy of the form of the $1,150,000 Tranche D Note is attached as Exhibit AE hereto. The $1,150,000 Tranche D Note was converted into Shares at a conversion price of $1.00 per Share, resulting in the receipt by Phoenix Partners of 1,150,000 Shares. However, pursuant to the terms of the February Letter Agreement, the Issuer agreed that in the event the System is not Fully Operational (as defined in the February Letter Agreement) on or before each of the dates stated therein, the Conversion Price (as defined in the February Warrant Agreement) shall be adjusted according to the amounts set forth in the terms of the $1,150,000 Tranche D Note so that the conversion will have deemed to have occurred at the lower price. Upon any deemed change in the conversion price in the $1,150,000 Tranche D Note purchased and converted on February 12, 1996, the Issuer will issue to Phoenix Partners certificates representing such additional Shares. In consideration of the acquisition of the $1,150,000 Tranche D

                                                             Page 13 of 76 Pages


Note, Phoenix Partners received from the Issuer a warrant to purchase 345,000 Shares for a purchase price of $3.00 per share.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 (a) The aggregate number of Shares of which each of the Reporting Persons may be deemed a beneficial owner is 21,844,999 (approximately 42.27% of the total number of Shares which would be outstanding assuming the exercise or conversion by Phoenix Partners of all of the convertible securities that it holds). This number consists of (i) 14,259,999 Shares held by Phoenix Partners, (ii) 4,000,000 Shares issuable to Phoenix Partners upon exercise of the 4,000,000 warrants presently exercisable by Phoenix Partners pursuant to the terms of the Warrant Agreement, (iii) the 2,500,000 Shares issuable to Phoenix Partners pursuant to the terms of the Second Warrant Agreement, (iv) 600,000 Shares issuable upon exercise of the 600,000 warrants issued to Phoenix Partners pursuant to the Second Conversion Warrants, (v) 345,000 Shares issuable upon exercise of the warrant issued to Phoenix Partners pursuant to the February Warrant Agreement and (vi) 140,000 Shares issuable upon conversion of the warrants issued pursuant to the Additional Warrant Agreement.

                 (c) Except as described in Item 4 hereof, which is incorporated in this Item 5(c) by reference, there have been no transactions in the Shares effected since February 7, 1996 (the date of the most recent filing on Schedule 13D).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Except as set forth above in Item 4 and Item 5 hereto and as described in previous filings, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

                 (a) Joint Filing Agreement, dated as of December 16, 1994 by and between S-C Phoenix Partners, S-C Phoenix Holdings, L.L.C., Quantum Industrial Partners LDC, QIH Management Investor, L.P., QIH Management, Inc., Mr. George Soros, Winston Partners, L.P., Chatterjee Fund Management, L.P. and Dr. Purnendu Chatterjee (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

                 (b) Power of Attorney dated December 16, 1994 granted by Quantum Industrial Partners LDC in favor of Mr. Sean Warren (filed as Exhibit B to the Initial Statement and incorporated herein by reference).

                 (c) Power of Attorney dated October 27, 1994 granted by Mr. George Soros in favor of Mr. Sean Warren (filed as Exhibit C to the Initial Statement and incorporated herein by reference).

                 (d) Power of Attorney dated November 18, 1994 granted by Winston Partners, L.P. in favor of Mr. Peter A. Hurwitz (filed as Exhibit J to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

                                                             Page 14 of 76 Pages


                 (e) Power of Attorney dated November 18, 1994 granted by Chatterjee Fund Management, L.P. in favor of Mr. Peter A. Hurwitz (filed as Exhibit K to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

                 (f) Power of Attorney dated November 18, 1994 granted by Dr. Purnendu Chatterjee in favor of Mr. Peter A. Hurwitz (filed as Exhibit L to Amendment No. 1 to the Initial Statement and incorporated herein by reference).

                 (g) Letter Agreement dated August 3, 1995 between S-C Phoenix Partners and Phoenix Information Systems Corp. (filed as Exhibit O to Amendment No. 3 to the Initial Statement and incorporated herein by reference).

                 (h) Letter Agreement dated September 15, 1995 between S-C Phoenix Partners and Phoenix Information Systems Corp. (filed as Exhibit S to Amendment No. 4 to the Initial Statement and incorporated herein by reference).

                 (aa) Additional Warrant Agreement dated February 12, 1996 between S-C Phoenix Partners and Phoenix Information Systems Corp.

                 (ab) Additional Letter Agreement dated February 12, 1996 between S-C Phoenix Partners and Phoenix Information Systems Corp.

                 (ac) Warrant Agreement dated February 12, 1996 between S-C Phoenix Partners and Phoenix Information Systems Corp.

                 (ad) Letter Agreement dated February 12, 1996 between S-C Phoenix Partners and Phoenix Information Systems Corp.

                 (ae) $1,150,000 Tranche D Note purchased from Phoenix Information Systems Corp. by S-C Phoenix Partners on February 12, 1996.

                                                             PAGE 15 of 76 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 16, 1996              S-C PHOENIX PARTNERS

                                      By:  S-C Phoenix Holdings, L.L.C.

                                           By: /s/ Sean C. Warren
                                              ----------------------------------
                                                Sean C. Warren
                                                Manager


Date:  February 16, 1996              QUANTUM INDUSTRIAL PARTNERS LDC

                                      By: /s/ Sean C. Warren
                                         ---------------------------------------
                                           Sean C. Warren
                                           Attorney-in-Fact


Date:  February 16, 1996              QIH MANAGEMENT INVESTOR, L.P.

                                      By:  QIH MANAGEMENT, INC., general partner

                                           By: /s/ Sean C. Warren
                                              ----------------------------------
                                                Sean C. Warren
                                                Vice President


Date:  February 16, 1996              QIH MANAGEMENT, INC.

                                      By: /s/ Sean C. Warren
                                         ---------------------------------------
                                           Sean C. Warren
                                           Vice President

Date:  February 16, 1996              S-C PHOENIX HOLDINGS, L.L.C.

                                      By: /s/ Sean C. Warren
                                         ---------------------------------------
                                           Sean C. Warren
                                           Manager

                                                             PAGE 16 OF 76 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 16, 1996                    GEORGE SOROS

                                            By:  /s/ Sean C. Warren
                                                 -------------------------------
                                                 Sean C. Warren
                                                 Attorney-in-Fact


Date:  February 16, 1996                    WINSTON PARTNERS, L.P.

                                            By:  /s/ Peter A. Hurwitz
                                                 -------------------------------
                                                 Peter A. Hurwitz
                                                 Attorney-in-Fact


Date:  February 16, 1996                    CHATTERJEE FUND MANAGEMENT, L.P.

                                            By:  /s/ Peter A. Hurwitz
                                                 -------------------------------
                                                 Peter A. Hurwitz
                                                 Attorney-in-Fact


Date:  February 16, 1996                    PURNENDU CHATTERJEE

                                            By:  /s/ Peter A. Hurwitz
                                                 -------------------------------
                                                 Peter A. Hurwitz
                                                 Attorney-in-Fact

                                                             PAGE 17 of 76 PAGES


                                 EXHIBIT INDEX

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
A.       Joint Filing Agreement, dated as of December 16, 1994 by and between
         S-C Phoenix Partners, S-C Phoenix Holdings, L.L.C., Quantum Industrial
         Partners LDC, QIH Management Investor, L.P., QIH Management, Inc.,
         Mr. George Soros, Winston Partners, L.P., Chatterjee Fund Management,
         L.P. and Dr. Purnendu Chatterjee (filed as Exhibit A to the Initial
         Statement and incorporated herein by reference)  . . . . . . . . . . . . . . .

B.       Power of Attorney dated December 16, 1994 granted by Quantum
         Industrial Partners LDC in favor of Mr. Sean Warren (filed as
         Exhibit B to the Initial Statement and incorporated herein by reference) . . .

C.       Power of Attorney dated October 27, 1994 granted by Mr. George Soros in favor of Mr. Sean Warren (filed as Exhibit C to the Initial
         Statement and incorporated herein by reference)  . . . . . . . . . . . . . . .

D.       Power of Attorney dated November 18, 1994 granted by Winston Partners,
         L.P. in favor of Mr. Peter A. Hurwitz (filed as Exhibit J to Amendment
         No. 1 to the Initial Statement and incorporated herein by reference) . . . . .

E.       Power of Attorney dated November 18, 1994 granted by Chatterjee Fund
         Management, L.P. in favor of Mr. Peter A. Hurwitz (filed as Exhibit K to Amendment No. 1 to the Initial Statement and incorporated herein by reference)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

F.       Power of Attorney dated November 18, 1994 granted by Dr. Purnendu
         Chatterjee in favor of Mr. Peter A. Hurwitz (filed as Exhibit L to
         Amendment No. 1 to the Initial Statement and incorporated herein by reference)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

G.       Letter Agreement dated August 3, 1995 between S-C Phoenix Partners and Phoenix Information Systems Corp. (filed as Exhibit O to
         Amendment No. 3 to the Initial Statement and incorporated herein by reference)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

H.       Letter Agreement dated September 15, 1995 between S-C Phoenix Partners and Phoenix Information Systems Corp. (filed as Exhibit S to Amendment
         No. 4 to the Initial Statement and incorporated herein by reference) . . . . .

AA.      Additional Warrant Agreement dated February 12, 1996 between
         S-C Phoenix Partners and Phoenix Information Systems Corp. . . . . . . . . . . 19
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
                                                             PAGE 18 OF 76 PAGES


AB.      Additional Letter Agreement dated February 12, 1996 between
         S-C Phoenix Partners and Phoenix Information Systems Corp. . . . . . . . . . . 42

AC.      Warrant Agreement dated February 12, 1996 between S-C Phoenix
         Partners and Phoenix Information Systems Corp. . . . . . . . . . . . . . . . . 44

AD.      Letter Agreement dated February 12, 1996 between S-C Phoenix
         Partners and Phoenix Information Systems Corp. . . . . . . . . . . . . . . . . 68

AE.      $1,150,000 Tranche D Note purchased from Phoenix Information
         Systems Corp. by S-C Phoenix Partners on February 12, 1996.  . . . . . . . . . 72
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